FOR IMMEDIATE RE...

Contacts:
Richard Virgilio
Stephenson Group
973 989 1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup, Inc.
973 401 7525
tracey_mitchell@splwg.com

SPL Worldgroup

SPL Announces Customer Satisfaction Survey Results

San Francisco, California, May 5, 2004 – A new survey of SPL customers has found that one hundred percent of the customers of SPL's CorDaptix™ billing and customer care system are willing to serve as reference accounts.

The survey—which covered products, services, support and training—indicates that on a scale of 1-5 (with 5 being the highest), SPL's overall global customer satisfaction rating is a 3.8. This builds on SPL's positive customer satisfaction rating of a 3.6 in 2003.

Customers gave particularly high ratings to their being informed of products, company direction, overall account management, overall project management and project teams, as well as customer support accessibility, responsiveness and product knowledge.

CorDaptix as a product has scored an overall rating of a 4.0 for the last three consecutive quarters.

"CorDaptix is a real asset to REC and we have already seen the value we have gained from the system," said John Hubbard, CIS Systems Administrator of Rappahannock Electric Cooperative, a consumer-owned utility that provides electric service to more than 85,000 connections in parts of 16 Virginia counties.

"Customer satisfaction is clearly one of SPL's strategic imperatives," explained Harry Debes, CEO and President. "I am very pleased about the feedback our products and services have received, and I am especially pleased with the strong ratings in Customer Support. SPL will continue to achieve these positive results to grow a great, global company."

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About SPL

SPL delivers the proven customer care and billing solutions that help utilities around the world achieve competitive advantage and excellence in business

performance. SPL solutions are specifically designed for energy, water and service companies, providing a platform from which clients serve residential, commercial, and industrial customers in regulated and competitive markets, across multiple products.

Working with systems-integration and technology partners around the world, SPL has an unparalleled record of implementation success.

Financially strong, and with customers on six continents, SPL focuses on clients' return on investment and fosters long-term relationships based on confidence and trust.

Visit SPL at www.splwg.com or call +1-866-468-6775 (San Francisco), +44-207-851-6840 (London), or +61-2-8258-8200 (Sydney). Within the US and Canada, call +1-800-275-4775.

About CorDaptix™

SPL's CorDaptix solution is the innovative, adaptable and fully upgradeable customer care and billing product designed to provide scalable solutions that withstand the test of time, growth, and product and service line introductions and extinctions. Its automated handling of direct-access service requests and its billing flexibility – including its ability to handle combinations of commodity and non-commodity products and services – make it particularly well suited for energy retailers. The CorDaptix solution scales readily from a few thousand customers to many millions, and its intuitive interface and customer-centric data model give customer service representatives the immediate information access they need to serve and retain customers.

FOR IMMEDIATE RELEASE

SPL proven solutions

Contacts:
Richard Virgilio
Stephenson Group
973 989 1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup, Inc.
973 401 7525
tracey_mitchell@splwg.com

SPL Announces Expansion of Joint Development and Marketing Agreement with PeopleSoft®

San Francisco, California, May 6, 2004 – "Many people talk about partnership but few actually have one that is as successful as the one between SPL and PeopleSoft. We are very pleased to expand and continue this relationship because it delivers unparalleled value to our customers." That's how SPL CEO Harry Debes characterized his company's renewed and expanded Joint Development and Marketing Agreement (JDMA) with PeopleSoft.

The new JDMA continues an agreement initiated in 1999 under which SPL used PeopleTools® to develop a version of its popular customer care and billing software. PeopleSoft® Enterprise Revenue Management, formerly known as PeopleSoft® CIS, is in current use at more than 20 North American public utilities.

The solution is an integrated, high-volume customer revenue management solution designed for complex, service-oriented organizations. It enables organizations to increase revenue effectiveness, drive operational efficiency, and improve customer satisfaction.

"PeopleSoft Enterprise Revenue Management's features and functions are similar to our CorDaptix™ billing and customer care system," explained Guerry Waters, SPL's CTO and sr. vice president product strategy and marketing. "The solution has been a big hit with municipal utilities that also use PeopleSoft enterprise software because the products are integrated out-of-the-box and because the interface has the PeopleSoft 'look and feel.'

"The excellence of the product," Waters continued, "has also led to its being selected even by utilities without other PeopleSoft applications."

"Accurate, cost-effective billing is of the utmost importance to PeopleSoft clients," said Steve Roop, vice president of CRM product marketing for PeopleSoft.

"PeopleSoft's relationship with SPL has allowed us to offer the best in revenue management applications to our municipal clients, and we're looking forward to extending the benefits to companies in additional market sectors."

"We could not be more pleased with the results of our long-standing relationship with PeopleSoft," said Debes. "The expansion of our target markets under the new JDMA will help many additional companies meet their organizational objectives efficiently and cost-effectively, with the highest level of product, support, and service from the SPL/PeopleSoft team.

Under the new JDMA, SPL continues to own and enhance the billing and customer care product it developed. SPL and PeopleSoft are working collaboratively to define future product requirements. PeopleSoft has exclusive rights to market the product to North American public utilities and provides the first level of user support. SPL supports PeopleSoft during the sales process and undertakes second- and third-level support.

The new JDMA also expands the product's target markets by permitting PeopleSoft to market the Revenue Management solution as part of its enterprise applications suites to other industries, including insurance, banking, and revenue-generating government entities.

About SPL
SPL delivers the proven billing and customer care solutions that help utilities around the world nurture their customers and maximize their value. For more information, visit www.splwg.com.

About PeopleSoft
PeopleSoft (Nasdaq: PSFT) is the world's second largest provider of enterprise application software with 12,100 customers in more than 25 industries and 150 countries. For more information, visit www.peoplesoft.com.